 EXHIBIT 99.2

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
MARCH 31, 2018 AND 2017
 (Expressed in thousands of United States Dollars)

Suite 2300, Four Bentall Centre
1055 Dunsmuir Street, PO Box 49334
Vancouver, BC V7X 1L4

Phone: 604-558-1784
Email: invest@pretivm.com

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of United States dollars)

		March 31,	December 31,
	Note	2018	2017

ASSETS

Current assets
Cash and cash equivalents		$70,540	$56,285
Receivables and other	3	17,226	19,551
Inventories	4	28,715	25,673
		116,481	101,509
Non-current assets
Mineral properties, plant and equipment	5	1,556,945	1,564,860
Other assets	7	331	132
Restricted cash		4,900	5,036
Total assets		$1,678,657	$1,671,537

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	6	$53,010	$60,438
Current portion of long-term debt	7	388,068	374,966
Income taxes payable		-	379
Flow-through share premium		82	135
		441,160	435,918
Non-current liabilities
Restricted share unit liability	6	544	511
Long-term debt	7	292,906	293,029
Convertible notes	8	77,955	76,582
Decommissioning and restoration provision	9	19,422	18,436
Deferred income tax liability		4,381	-
		836,368	824,476

EQUITY

Share capital	13	1,126,473	1,125,932
Contributed surplus	13	50,749	49,942
Equity component of convertible notes	8	17,603	17,603
Accumulated other comprehensive loss		(197,602)	(193,772)
Deficit		(154,934)	(152,644)
		842,289	847,061
Total liabilities and equity		$1,678,657	$1,671,537

Contingencies	16

On behalf of the Board:
“David S. Smith”	“George N. Paspalas”
David S. Smith (Chair of the Audit Committee)	George N. Paspalas (Director)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE INCOME (LOSS)
(Unaudited - Expressed in thousands of United States dollars, except for share data)

		For the three months ended
		March 31,	March 31,
	Note	2018	2017

Revenue	10	$89,422	$-

Cost of sales	11	72,588	-

Earnings from mine operations		16,834	-

Corporate administrative costs		2,498	8,011

Operating earnings (loss)		14,336	(8,011)

Interest and finance (expense) income	12	(15,437)	37
Foreign exchange (loss) gain		(83)	1,885
Loss on financial instruments at fair value	7	(2,637)	(3,229)

Loss before taxes		(3,821)	(9,318)

Current income tax expense		(626)	-
Deferred income tax (expense) recovery		(3,611)	5,055

Net loss for the period		$(8,058)	$(4,263)

Other comprehensive earnings (loss), net of tax
Items that will not be reclassified to earnings or loss:
Change in fair value attributable to change in credit risk of financial instruments designated at fair value through profit or loss	7c	1,938	-

Comprehensive loss for the period		$(6,120)	$(4,263)

Basic and diluted loss per common share		$(0.04)	$(0.02)

Weighted average number of common shares outstanding		182,378,707	180,656,271

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of United States dollars)

		For the three months ended
		March 31,	March 31,
	Note	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period		$(8,058)	$(4,263)
Items not affecting cash:
Current income tax expense		626	-
Deferred income tax expense (recovery)		3,611	(5,055)
Depreciation and depletion		13,024	36
Interest and finance expense, net		15,374	(59)
Loss on financial instruments at fair value	7	2,637	3,229
Settlement of offtake obligation	7	(695)	-
Share-based compensation	13	739	1,625
Unrealized foreign exchange loss (gain)		47	(2,315)
Changes in non-cash working capital items:
Receivables and other		2,230	189
Inventories		(2,880)	-
Accounts payable and accrued liabilities		(931)	3,880
Income taxes paid		(1,005)	-
Net cash generated by (used in) operating activities		24,719	(2,733)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options		357	5,797
Proceeds from convertible notes, net	8	-	96,089
Proceeds from credit facility, net	7	-	97,000
Interest paid		(1,125)	-
Net cash generated by (used in) financing activities		(768)	198,886

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment	5	(9,742)	(168,192)
Interest received		202	142
Net cash used in investing activities		(9,540)	(168,050)

Increase in cash and cash equivalents for the period		14,411	28,103

Cash and cash equivalents, beginning of the period		56,285	141,791
Effect of foreign exchange rate changes on cash and cash equivalents
		(156)	2,051
Cash and cash equivalents, end of the period		$70,540	$171,945

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of United States dollars, except for share data)

	Note	Number of common shares	Share capital	Contributed surplus	Equity component of convertible notes	Accumulated other comprehensive loss	Deficit	Total
Balance - December 31, 2016		180,113,252	$1,101,428	$53,072	$-	$(193,772)	$(136,191)	$824,537

Shares issued upon exercise of options	13	679,675	8,333	(2,536)	-	-	-	5,797

Value assigned to options vested	13	-	-	1,772	-	-	-	1,772

Equity component of convertible notes, net of taxes	8	-	-	-	17,843	-	-	17,843

Loss for the period		-	-	-	-	-	(4,263)	(4,263)

Balance - March 31, 2017		180,792,927	$1,109,761	$52,308	$17,843	$(193,772)	$(140,454)	$845,686

Balance - December 31, 2017		182,337,874	$1,125,932	$49,942	$17,603	$(193,772)	$(152,644)	$847,061

Adjustment on adoption of IFRS 9, net of taxes	2b	-	-	-	-	(5,768)	5,768	-

Adjusted balance - January 1, 2018		182,337,874	$1,125,932	$49,942	$17,603	$(199,540)	$(146,876)	$847,061

Shares issued upon exercise of options	13	52,500	541	(184)	-	-	-	357

Value assigned to options vested	13	-	-	991	-	-	-	991

Other comprehensive earnings for the period, net of taxes		-	-	-	-	1,938	-	1,938

Loss for the period		-	-	-	-	-	(8,058)	(8,058)

Balance - March 31, 2018		182,390,374	$1,126,473	$50,749	$17,603	$(197,602)	$(154,934)	$842,289

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

1.
NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010. The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4. The Company was formed for the acquisition, exploration, development and operation of metal resource properties in the Americas.

The Company’s primary asset is its wholly-owned underground Brucejack Mine located in northwestern British Columbia. The Company is focused on the ramp-up of gold production at the mine.

2.
SIGNIFICANT ACCOUNTING POLICIES

a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The Company’s significant accounting policies and critical accounting estimates applied in these interim financial statements are the same as those applied in note 3 of the Company’s annual consolidated financial statements as at and for the year ended December 31, 2017, except for the adoption of IFRS 9, Financial Instruments, (“IFRS 9”) effective January 1, 2018.

As at March 31, 2018, the Company has cash and cash equivalents of $70,540 and working capital of $63,389 excluding the current portion of long-term debt. The current portion of long-term debt includes the senior secured term credit facility including accumulated interest totaling $379,383 due at maturity on December 31, 2018. The Company’s intention is to re-finance the credit facility within 2018; however, if necessary, the Company has the option to extend the maturity date to December 31, 2019 upon payment of an extension fee of 2.5% of the principal amount including accumulated interest.

These condensed consolidated interim financial statements are presented in United States dollars (“USD”), which is the Company’s functional currency. All dollar amounts are expressed in thousands of USD, except for share data, unless otherwise noted as Canadian dollars (“CAD” or “C”).

These interim financial statements were authorized for issue by the Board of Directors on May 10, 2018.

b) Change in accounting policies – IFRS 9, Financial Instruments

The Company has adopted IFRS 9 effective January 1, 2018. IFRS 9 replaces the provisions of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the recognition, classification and measurement of financial assets and financial liabilities, de-recognition of financial instruments, impairment of financial assets and hedge accounting.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

2.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Classification of financial assets and financial liabilities

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The classification of financial assets under IFRS 9 is generally based on the business model in which the financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the financial instrument as a whole is assessed for classification.

IFRS 9 retains the existing requirements in IAS 39 for the classification of financial liabilities. Under IAS 39, all fair value changes on liabilities designated under the fair value option were recognized in earnings or loss. Under IFRS 9, those fair value changes are generally presented as follows: (i) the amount that is attributable to changes in the credit risk of the liabilities is presented in other comprehensive income (“OCI”) and (ii) the remaining amount of change in the fair value is presented in earnings or loss.

Impairment of financial assets

IFRS 9 replaces the incurred loss model in IAS 39 with an expected credit loss (“ECL”) model which is based on forward looking changes in credit quality since initial recognition. The ECL model requires judgment as to how changes in economic factors affect ECLs, which are determined on a probability-weighted basis.

The new impairment model applies to financial assets measured at amortized cost and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

Transition to IFRS 9

In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated. On adoption of IFRS 9, there were no differences in the carrying amounts of the Company’s financial assets and financial liabilities. There was a presentation change related to changes in fair value of the Company’s stream obligation which resulted in a reclassification of $7,901 ($5,768 net of deferred tax) from deficit to accumulated other comprehensive loss at January 1, 2018.

The following table shows the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of financial assets and financial liabilities as at January 1, 2018.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

2.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	Original classification under IAS 39	New classification under IFRS 9	Carrying amount under IAS 39	Carrying amount under IFRS 9
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$56,285	$56,285
Trade receivables	Loans and receivables with embedded derivatives	FVTPL	11,067	11,067
Other assets	FVTPL	FVTPL	132	132
Restricted cash	Loans and receivables	Amortized cost	5,036	5,036

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Other financial liabilities	$53,436	$53,436
Restricted share unit liability	FVTPL	FVTPL	2,730	2,730
Senior secured term credit facility	Other financial liabilities	Other financial liabilities	365,890	365,890
Offtake obligation	FVTPL	FVTPL	78,085	78,085
Stream obligation	FVTPL	FVTPL (1)	224,020	224,020
Debt portion of convertible note	Other financial liabilities	Other financial liabilities	76,582	76,582
(1)
The fair value changes associated with the stream obligation attributable to the changes in the credit risk is presented in OCI and the remaining amount of the change in the fair value is presented in earnings or loss.

The Company’s financial instrument accounting policies after the adoption of IFRS 9 are as follows:

Cash and cash equivalents and restricted cash

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions with an original maturity date of three months or less. Restricted cash is held at major financial institutions as collateral for reclamation and surety bonds. Cash and restricted cash are classified at amortized cost. Interest income is recognized by applying the effective interest rate method.

Receivables and other

The Company’s trade receivables result from sales transactions in accordance with IFRS 15, Revenue from Contracts with Customers and contain provisional pricing arrangements. These trade receivables are classified as FVTPL with the gain (loss) included in revenue. The transition to IFRS 9 did not result in any impact to the statement of financial position or the statement of loss.

Derivative assets

Derivatives instruments, including embedded derivatives, are classified as FVTPL and accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Accounts payable and accrued liabilities and debt

Accounts payable and accrued liabilities, the debt portion of the convertible notes and the senior secured term credit facility are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

2.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Derivative liabilities

Derivative instruments, including embedded derivatives in financial liabilities or non-financial contracts, such as the offtake obligation and stream obligation are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Stream obligation

The Company has determined the stream obligation is in substance a debt instrument with embedded derivatives linked to gold and silver commodity prices and interest rates. The Company elected to classify and measure the entire hybrid stream obligation as a financial liability carried at fair value with changes in fair value recorded through earnings or loss. This methodology significantly reduces a measurement and recognition inconsistency that would otherwise arise by accounting for the embedded derivatives separately while carrying the debt at amortized cost. IFRS 9 requires the gain or loss associated with changes in the fair value of the stream be recorded in earnings or loss, except for changes in fair value attributable to changes in the credit risk of the liability, which must be presented in OCI. The liability’s credit risk is represented by the difference between the discount rate associated with the liability and the risk-free rate.

To determine the cumulative impact of changes in the credit risk of the liability upon the adoption of IFRS 9, the Company compared the fair value of the pre-payable financial liability, excluding the gold and silver embedded derivatives, with a comparable value derived by substituting the current credit risk assumption with that used by the Company in determining the fair value of the stream at inception.

As a result of an overall reduction in the Company’s credit risk since inception, the Company reclassified $7,901 ($5,768 net of deferred tax) from deficit to accumulated other comprehensive loss at January 1, 2018. Assuming the stream obligation is repaid pursuant to its contractual terms (including the prepayment options), the remaining balance in accumulated other comprehensive income will reverse through OCI over the remaining life of the stream obligation.

c) Financial instruments

Financial assets – Classification

Financial assets are classified at initial recognition as either: measured at amortized cost, FVTPL or FVOCI. The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in earnings or loss or OCI. For investments in debt instruments, this will depend on the business model in which the investment is held. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI.

The Company reclassifies debt investments when and only when its business model for managing those assets changes.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

2.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Financial assets – Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in earnings or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

●
Amortized cost – Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in earnings or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in interest and finance (expense) income using the effective interest rate method.

●
FVOCI – Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in earnings or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to earnings or loss and recognized in other gains (losses). Interest income from these financial assets is included in interest and finance (expense) income using the effective interest rate method. Foreign exchange gains and losses are presented in foreign exchange (loss) gain and impairment expenses in other expenses.

●
FVTPL – Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in earnings or loss and presented net in the statement of earnings (loss) within other gains (losses) in the period in which it arises.

Changes in the fair value of financial assets at FVTPL are recognized in loss on financial instruments at fair value in the statement of earnings (loss) as applicable.

Impairment of financial assets

The Company assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

3.
RECEIVABLES AND OTHER

	March 31,	December 31,
	2018	2017

Trade receivables	$12,810	$11,067
Prepayments and deposits	2,979	2,064
Tax receivables	968	6,166
BC Mineral Exploration Tax Credit ("BCMETC") receivable	242	249
Other receivables	227	5
	$17,226	$19,551

4.
INVENTORIES

	March 31,	December 31,
	2018	2017

Finished metal	$19,343	$15,309
Materials and supplies	8,702	8,201
In-circuit	670	2,163
	$28,715	$25,673

As at March 31, 2018, $4,188 (2017 – $3,344) of depreciation and depletion and $164 (2017 – $371) of site share-based compensation was included in inventory.

5.
MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Construction in progress	Plant and equipment	Exploration and evaluation assets	Total
Cost
Balance, December 31, 2017	$807,519	$5,723	$544,849	$246,463	$1,604,554
Additions	-	4,599	1,076	278	5,953
Transfer from construction in
progress to plant and equipment	-	(1,989)	1,989	-	-
Transfer from construction in
progress to mineral properties	830	(830)	-	-	-
Balance, March 31, 2018	$808,349	$7,503	$547,914	$246,741	$1,610,507

Accumulated depreciation and depletion
Balance, December 31, 2017	$14,924	$-	$24,770	$-	$39,694
Depreciation and depletion	7,160	-	6,708	-	13,868
Balance, March 31, 2018	$22,084	$-	$31,478	$-	$53,562

Net book value - March 31, 2018	$786,265	$7,503	$516,436	$246,741	$1,556,945

During the three months ended March 31, 2018, $13,868 (2017 - $36) of depreciation and depletion was recognized in the statement of loss and nil (2017 - $972) was capitalized within construction in progress.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

6.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	December 31,
	2018	2017

Trade payables	$33,482	$35,142
Accrued liabilities	12,702	17,488
Employee benefit liability	4,653	4,783
Restricted share unit liability	2,206	2,730
Finance lease obligation	218	-
Royalty payable	203	146
Accrued interest on convertible notes	90	660
	$53,554	$60,949
Non-current portion of restricted share unit liability	(544)	(511)
Current portion of accounts payable and accrued liabilities	$53,010	$60,438

7.
LONG-TERM DEBT

As at March 31, 2018, the Company’s long-term debt consisted of the following:

	Senior secured term credit facility	Offtake obligation	Stream obligation	Total long-term debt
Balance, December 31, 2017	$365,890	$78,085	$224,020	$667,995
Interest expense including amortization of discount	13,493	-	-	13,493
Settlement of offtake obligation	-	(695)	-	(695)
Loss (gain) on financial instruments at fair value	-	(1,809)	4,645	2,836
Change in fair value attributable to change in credit risk of financial instruments designated at FVTPL	-	-	(2,655)	(2,655)
Balance, March 31, 2018	$379,383	$75,581	$226,010	$680,974
Current portion of long-term debt	(379,383)	(8,685)	-	(388,068)
Non-current portion of long-term debt	$-	$66,896	$226,010	$292,906

(a)
Senior secured term credit facility

Pursuant to the terms of the senior secured term credit facility, the Company borrowed $350,000, which bears interest at a stated rate of 7.5%, compounded quarterly and payable upon maturity. The credit facility was fully drawn at March 31, 2018 and is secured by substantially all of the assets of the Company and its subsidiaries.

The credit facility matures December 31, 2018 and is subject to an extension for one year, at the Company’s option upon payment of an extension fee of 2.5% of the principal amount, including accumulated interest. The Company has the right to repay at par plus accrued interest after the second anniversary of closing and upon payment of 2.5% of principal prior to the second anniversary.

The embedded derivatives associated with the prepayment and extension options are recorded on the statement of financial position as other assets. For the three months ended March 31, 2018, the change in fair value of these embedded derivatives was a fair value gain of $199 (2017 – loss of $177).

As a result of the impact of the offtake obligation, the arrangement fees and the prepayment and extension options, the effective interest rate on the credit facility is 15.0%. For the three months ended March 31, 2018, the Company expensed $13,493 (2017 – nil) of interest on the credit facility to the statement of loss and capitalized nil (2017 - $9,951) to mineral properties, plant and equipment.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

7.
LONG-TERM DEBT (Cont’d)

(b)
Offtake obligation

The Company has entered into an agreement pursuant to which it will deliver 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

The Company has the option to reduce the offtake obligation by up to 75% by paying (a) $11 per remaining ounce effective December 31, 2018 or (b) $13 per ounce effective December 31, 2019 on the then remaining undelivered gold ounces.

For the three months ended March 31, 2018, the Company delivered 75,447 (2017 – nil) ounces of gold under the Offtake agreement. Of the amount settled, the Company physically delivered 44,568 ounces from doré production and purchased 30,879 ounces to satisfy delivery of gold produced from concentrate sales. The settlement of the gold ounces resulted in a decrease in the offtake obligation of $695 (2017 – nil).

The offtake obligation is recorded at fair value at each statement of financial position date. For the three months ended March 31, 2018, the change in fair value of the offtake obligation was a fair value gain of $1,809 (2017 – loss of $31).

(c)
Stream obligation

Pursuant to the stream, the Company is obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 (less gold and silver sold to date) and a payment of $20,000. Upon delivery, the Company is entitled to (a) for gold, the lesser of $400 per ounce and the gold market price and (b) for silver, the lesser of $4 per ounce and the silver market price. Any excess of market over the fixed prices above are credited against the deposit. Any remaining uncredited balance of the deposit is repayable, without interest, upon the earlier of the date (i) the aggregate stated gold and silver quantities have been delivered and (ii) 40 years.

The Company has the option to repurchase the stream obligation for $237,000 on December 31, 2018 or $272,000 on December 31, 2019. Alternatively, the Company may reduce the stream obligation to (a) 3% on December 31, 2018 (and accelerate deliveries under the stream to January 1, 2019) or (b) 4% on December 31, 2019 (in which case deliveries will commence on January 1, 2020) on payment of $150,000.

The stream obligation is recorded at fair value at each statement of financial position date. For the three months ended March 31, 2018, the change in fair value of the stream obligation was a fair value loss of $1,990 (2017 - $7,993). Of the change in fair value, a fair value loss of $4,645 (2017 - $7,993) was recognized in the statement of loss and a fair value gain due to the change in the Company’s credit risk of $2,655 ($1,938 net of deferred tax) was recognized in other comprehensive earnings (loss).

As the stream is in substance a debt instrument, the effective interest on the debt host was capitalized as a borrowing cost during the development of the Brucejack Mine. For the three months ended March 31, 2018, the Company capitalized nil (2017 - $4,972) of interest on the stream debt to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of loss. The effective interest rate on the stream obligation is 9.5%.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

8.
CONVERTIBLE NOTES

On February 14, 2017, the Company completed an offering of $100,000 aggregate principal amount of unsecured convertible senior subordinated notes due 2022 (the “Notes”) which mature on March 15, 2022 and bear an interest rate of 2.25% per annum, payable semi-annually in arrears on March 15 and September 15 of each year.

At initial recognition, the net proceeds of the Notes were bifurcated into its debt and equity components of $71,685 and $24,110 ($17,603 net of deferred tax) respectively.

The movement in the debt portion of the Notes during the period comprised the following:

	For the three months ended	For the year ended
	March 31,	December 31,
	2018	2017

Opening balance	$76,582	$-
Face value of convertible notes	-	100,000
Transaction costs associated with convertible notes	-	(4,205)
Equity component of convertible notes, net of allocated transaction costs	-	(24,110)

Accretion of convertible notes	1,373	4,897
Ending balance	$77,955	$76,582

For the three months ended March 31, 2018, $1,373 (2017 – nil) of accretion of convertible notes was expensed to the statement of loss and nil (2017 - $702) was capitalized to mineral properties, plant and equipment.

9.
DECOMMISSIONING AND RESTORATION PROVISION

The Company has a liability for remediation of current and past disturbances associated with the exploration, development and production activities at the Brucejack Mine. The decommissioning and restoration provision is as follows:

	For the three months ended	For the year ended
	March 31,	December 31,
	2018	2017

Opening balance	$18,436	$13,675
Change in discount rate	936	(1,933)
Accretion of decommissioning and restoration provision	155	465
Change in amount and timing of cash flows	(105)	6,229
Ending balance	$19,422	$18,436

For the three months ended March 31, 2018, the provision increased due to a decrease in the discount rate. The Company used an inflation rate of 1.9% (2017 – 1.9%) and a discount rate of 2.3% (2017 – 2.5%) in calculating the estimated obligation. The liability for retirement and remediation on an undiscounted basis before inflation is $21,394 (2017 - $21,989).

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

10.
REVENUE

For the three months ended March 31, revenue by metal was:

	For the three months ended
	March 31,	March 31,
	2018	2017

Gold revenue	$87,268	$-
Silver revenue	1,321	-
Revenue from contracts with customers	$88,589	$-
Gain on trade receivables at fair value	833	-
	$89,422	$-

For the three months ended March 31, revenue from contracts with customers by product was:

	For the three months ended
	March 31,	March 31,
	2018	2017

Gold revenue - doré	$58,971	$-
Gold revenue - concentrate	28,297	-
Silver revenue - concentrate	788	-
Silver revenue - doré	533	-
	$88,589	$-

11.
COST OF SALES

	For the three months ended
	March 31,	March 31,
	2018	2017

Consultants and contractors	$28,852	$-
Depreciation and depletion	13,836	-
Salaries and benefits	9,964	-
Supplies and consumables	8,291	-
Royalties and selling costs	5,735	-
Energy	3,880	-
Travel and camp accommodation	1,759	-
Freight	1,048	-
Camp administrative costs	507	-
Rentals	493	-
Insurance	420	-
Site share-based compensation	344	-
	75,129	-
Change in inventories	(2,541)	-
	$72,588	$-

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

12.
INTEREST AND FINANCE EXPENSE (INCOME)

	For the three months ended
	March 31,	March 31,
	2018	2017

Interest expense on credit facility	$13,493	$-
Interest expense on convertible notes	1,928	-
Accretion of decommissioning and restoration provision	155	83
Other interest expense	55	-
Bank charges	8	22
Interest and finance income	(202)	(142)
	$15,437	$(37)

13.
CAPITAL AND RESERVES

(a)
Authorized share capital

At March 31, 2018, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

(b)
Share option plan

The following table summarizes the changes in stock options for the three months ended March 31:

	2018		2017
	Number of options	Weighted average exercise price (in CAD)	Number of options	Weighted average exercise price (in CAD)
Outstanding, January 1,	6,454,327	$9.32	7,524,727	$9.05
Exercised	(52,500)	8.45	(679,675)	10.06
Expired	(815,500)	13.70	(120,000)	16.49
Forfeited	(18,750)	12.32	-	-
Outstanding, March 31,	5,567,577	$8.68	6,725,052	$8.82

For options exercised, the related weighted average share price at the time of exercise was C$12.75 (2017 – C$12.68). The following table summarizes information about stock options outstanding and exercisable at March 31, 2018:

	Stock options outstanding		Stock options exercisable
Exercise prices (in CAD)	Number of options outstanding	Weighted average years to expiry	Number of options exercisable	Weighted average exercise price (in CAD)
$5.85 - $7.99	2,700,250	1.79	2,700,250	$6.68
$8.00 - $9.99	1,714,452	2.40	1,546,543	8.96
$10.00 - $11.99	130,000	3.88	50,000	10.89
$12.00 - $13.99	982,875	4.55	7,500	13.42
$14.00 - $15.99	40,000	3.36	40,000	15.17
Outstanding, March 31, 2018	5,567,577	2.52	4,344,293	$7.63

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

13.
CAPITAL AND RESERVES (Cont’d)

The total share-based compensation expense for the three months ended March 31, 2018 was $991 (2017 - $1,772) of which $991 (2017 - $740) was expensed in the statement of loss and nil (2017 - $1,032) was capitalized to mineral properties, plant and equipment.

(c)
Restricted share unit (“RSU”) plan

2015 RSU Plan

The following table summarizes the changes in the 2015 RSU’s for the three months ended March 31:

	2018		2017
	Number of RSU's	Weighted average fair value (in CAD)	Number of RSU's	Weighted average fair value (in CAD)
Outstanding, January 1,	729,064	$14.41	735,729	$10.65
Forfeited	(6,877)	13.78	-	-
Outstanding, March 31,	722,187	$8.69	735,729	$14.58

At March 31, 2018, a liability of $2,156 (2017 – $2,992) was outstanding and included in accounts payable and accrued liabilities. For the three months ended March 31, 2018, due to a decline in the Company’s share price, a recovery of $495 (2017 – expense of $758) was recognized in the statement of loss as share-based compensation expense and nil (2017 – $96) was capitalized to mineral properties, plant and equipment.

2015 RSU Plan – PSU’s

The following table summarizes the changes in the PSU’s for the three months ended March 31:

	2018		2017
	Number of PSU's	Weighted average fair value (in CAD)	Number of PSU's	Weighted average fair value (in CAD)
Outstanding, January 1,	74,140	$14.41	-	$-
Outstanding, March 31,	74,140	$8.69	-	$-

At March 31, 2018, a liability of $50 (2017 – nil) was outstanding and included in accounts payable and accrued liabilities. For the three months ended March 31, 2018, $36 (2017 – nil) was expensed in the statement of loss as share-based compensation expense.

14.
RELATED PARTIES

Transactions with key management

Key management includes the Company’s directors (executive and non-executive) and executive officers including its Executive Chairman (“Exec Chair”), its President and Chief Executive Officer, its Executive Vice President and Chief Financial Officer, its Vice President and Chief Exploration Officer, and its Executive Vice President, Corporate Affairs and Sustainability.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

14.
RELATED PARTIES (Cont’d)

Directors and key management compensation:

	For the three months ended
	March 31,	March 31,
	2018	2017
Salaries and benefits	$647	$5,045
Share-based compensation	(52)	1,912
	$595	$6,957

Under the terms of the Exec Chair’s employment agreement, effective January 1, 2017, the Exec Chair is entitled to a retirement allowance which remains due and payable in full in the event the Exec Chair terminates his employment with the Company. During the three months ended March 31, 2017, the entire retirement allowance was expensed in the amount of $4,469 (C$6,000). The retirement allowance remains a current liability as at March 31, 2018.

15.
FAIR VALUE MEASUREMENTS

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data

The carrying values of cash and cash equivalents, receivables and other, accounts payable and accrued liabilities and the senior secured term credit facility approximate their fair values due to the short-term maturity of these financial instruments.

The following tables present the Company’s financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

15.
FAIR VALUE MEASUREMENTS (Cont’d)

As at March 31, 2018	Carrying value			Fair value
	Designated at	Amortized	Other financial	Level 1	Level 2	Level 3
	FVTPL	cost	liabilities
Financial assets
Cash and cash equivalents	$-	$70,540	$-	$-	$-	$-
Trade receivables	12,810	-	-	-	12,810	-
Other assets	331	-	-	-	-	331
Restricted cash	-	4,900	-	-	-	-
	$13,141	$75,440	$-	$-	$12,810	$331

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$46,477	$-	$-	$-
Restricted share unit liability	2,206	-	-	-	2,206	-
Finance lease obligation	-		218	-	-	-
Senior secured term credit facility	-	-	379,383	-	-	-
Offtake obligation	75,582	-	-	-	-	75,582
Stream obligation	226,010	-	-	-	-	226,010
Debt portion of convertible note	-	-	77,955	-	77,955	-
	$303,798	$-	$504,033	$-	$80,161	$301,592

As at December 31, 2017	Carrying value			Fair value
	Designated at	Loans and	Other financial	Level 1	Level 2	Level 3
	FVTPL	receivables	liabilities
Financial assets
Cash and cash equivalents	$-	$56,285	$-	$-	$-	$-
Trade receivables	-	11,067	-	-	11,067	-
Other assets	132	-	-	-	-	132
Restricted cash	-	5,036	-	-	-	-
	$132	$72,388	$-	$-	$11,067	$132

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$53,436	$-	$-	$-
Restricted share unit liability	2,730	-	-	-	2,730	-
Senior secured term credit facility	-	-	365,890	-	-	-
Offtake obligation	78,085	-	-	-	-	78,085
Stream obligation	224,020	-	-	-	-	224,020
Debt portion of convertible note	-	-	76,582	-	76,582	-
	$304,835	$-	$495,908	$-	$79,312	$302,105

The embedded derivative assets were valued using Monte Carlo simulation valuation models with principal inputs related to the credit facility including the risk-free interest rate and the Company’s and lender’s credit spread.

The offtake and stream obligations were valued using Monte Carlo simulation valuation models. The key inputs used by the Monte Carlo simulation in valuing both the offtake and stream obligations include: the gold forward curve based on Comex futures, long-term gold volatility, call option exercise prices and risk-free rate of return.

In addition, in valuing the stream obligation, management used the following significant observable inputs: the silver forward curve based on Comex futures and the long-term silver volatility and gold/silver correlation.

The valuation of the offtake and stream obligations also require estimation of the Company’s non-performance or credit risk and the anticipated production schedule of gold and silver ounces delivered over the life of mine.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

16.
CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidation financial position or results of operations.

(a)
Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons, wherever they reside, who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden Mining Industry Consultants Ltd. is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

(b)
United States class actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York (the “Court”).

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The Court appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s common shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which the Company moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). The Company moved to dismiss the Second Amended Complaint on September 5, 2014. Plaintiffs filed their Opposition to the Company’s Motion to Dismiss on October 20, 2014, and the Company filed a reply brief on November 19, 2014.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

16.
CONTINGENCIES (Cont’d)

In June 2017, the Court granted the Company’s Motion to Dismiss the Second Amended Complaint. The Court ruled in favour of the Company and the officers and directors named as defendants on all claims and ordered the case closed. The plaintiffs filed their Notice of Appeal from the decision, to the United States Court of Appeals for the Second Circuit (the “Second Circuit”), on July 10, 2017. The plaintiff’s opening brief on appeal was filed on October 2, 2017. The Company filed its response brief on December 8, 2017 and the plaintiffs filed their reply brief on December 22, 2017. Oral argument on the plaintiffs’ appeal was heard by the Second Circuit on March 16, 2018.

On May 1, 2018, the Second Circuit affirmed the Court’s order dismissing the plaintiffs’ Second Amended Complaint in its entirety for failure to state a claim under the U.S. securities laws.

(c)
Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia. The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the four actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.